Mail Stop 4561

June 10, 2008

Richard M. Foehr
Vice President, Assistant General Counsel
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903

   Re: Autodesk, Inc.
     Form 10-K for the Fiscal Year Ended January 31, 2008
     File No. 000-14338

Dear Mr. Foehr:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Mark Kronforst
        Accounting Branch Chief